Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

As Time Goes By Barclays CEO Energy-Power Conference September 6, 2012 Play It Again

NARRATOR (V.O.): With the coming of the Second World War, many eyes in imprisoned Europe turned hopefully, or desperately, toward the freedom of the Americas.

CARL: I think we lost them. # MOVIE YEAR 1 CITIZEN KANE 1941 2 THE GODFATHER 1972 3 CASABLANCA 1942 4 RAGING BULL 1980 5 SINGIN’ IN THE RAIN 1952 6 GONE WITH THE WIND 1939 7 LAWRENCE OF ARABIA 1962 8 SCHINDLER’S LIST 1993 9 VERTIGO 1958 10 THE WIZARD OF OZ 1939 # QUOTE 5 Here’s looking at you, kid. 20 Louis, I think this is the beginning of a beautiful friendship. 28 Play it, Sam. Play ‘As Time Goes By.’ 32 Round up the usual suspects. 43 We’ll always have Paris. 67 Of all the gin joints, in all the towns, in all the world, she walks into mine. Six come from one film—CASABLANCA Best

RICK: Of all the gin joints, in all the towns, in all the world, she walks into mine. Number Actor / Actress #1 Man Humphrey Bogart #4 Woman Ingrid Bergman Two film icons one movie—CASABLANCA

Caution Regarding Forward-looking Statements and Regulation G Compliance In this presentation, and from time to time, Entergy Corporation makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (a) those factors discussed in: (i) Entergy’s Form 10-K for the year ended December 31, 2011, (ii) Entergy’s Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012 and (iii) Entergy’s other reports and filings made under the Securities Exchange Act of 1934; (b) uncertainties associated with rate proceedings, formula rate plans and other cost recovery mechanisms; (c) uncertainties associated with efforts to remediate the effects of major storms and recover related restoration costs; (d) nuclear plant relicensing, operating and regulatory risks, including any changes resulting from the nuclear crisis in Japan following its catastrophic earthquake and tsunami; (e) legislative and regulatory actions and risks and uncertainties associated with claims or litigation by or against Entergy and its subsidiaries; (f) conditions in commodity and capital markets during the periods covered by the forward-looking statements, in addition to other factors described elsewhere in this presentation and subsequent securities filings; and (g) risks inherent in the proposed spin-off and subsequent merger of Entergy’s electric transmission business with a subsidiary of ITC Holdings Corp. Entergy cannot provide any assurances that the spin-off and merger transaction will be completed and cannot give any assurance as to the terms on which such transaction will be consummated. The spin-off and merger transaction is subject to certain conditions precedent, including regulatory approvals and approval by ITC Holdings Corp. shareholders. This presentation includes the non-GAAP measures of gross liquidity and operational earnings per share when describing Entergy’s results of operations and financial performance. We have prepared reconciliations of these measures to the most directly comparable GAAP measures. These reconciliations can be found on slides 78 – 79. Further information about these measures can be found in Entergy’s investor earnings releases, which are posted on our website at www.entergy.com.

Additional Information and Where to Find It ITC and Transco, Mid South TransCo LLC (“Transco”) will file registration statements with the Securities and Exchange Commission (“SEC”) registering shares of ITC common stock and Transco common units to be issued to Entergy shareholders in connection with the proposed transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, Transco and the proposed transactions. ITC shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about Transco and the proposed transactions. The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

Returning Investors’ Capital with a Fair Return RICK Here’s looking at you, kid.

Shareholder Return Total Shareholder Return and Natural Gas Forwards 10/30/98 – 8/16/12 TSR, % UTY ETR S&P 500 (CHART) Quartile Ranking 1 2 3 4 Cumulative TSR Ranking Within UTY1 10/30/98 – 8/16/12 ETR 1 Current Philadelphia Utility Index (UTY) membership excluding CVA and EE, which do not have return data during the entire measurement period Source: Bloomberg HH 24 month Prompt Fwd Henry Hub Price, $/MMBtu

Credit Improvement and Owners’ Expectations 1 Net of $0.5B issuances for Equity Unit retirements and employee equity plan issuances Return of Capital 1999 – 2011; $B Gross Liquidity (Cash and Cash Equivalents + Revolver Capacity) 1998 – 2011; $B (CHART) Year-end storm reserve escrow account balance Returned (CHART) Share Repurchases1 Dividends As-reported Net Income $11.1B to Owners (CHART) 2.8x 1998 level Improved Annualized Dividend per Share Top 10 Utilities2 Equity Offerings #1 ? #2 ? #3 ? #4 ? #5 ? #6 ? #7 ? #8 ? #9 ? #10 ? ETR ? 2 Based on market capitalization as of 8/20/12 Source: Bloomberg Note: % Change in Shares includes changes associated with M&A transactions Since 1998, OpCo credit ratings improved; Corp investment grade ratings initiated Good: Return cash to owners Strong liquidity No equity issuances % Change in Shares 12/31/00 – 12/31/11 (CHART) Illustrative ETR -20%

Play It Again

Entergy Wholesale Commodities

6 non-utility nuclear units owned at 5 sites (5,011 MW) 1 nuclear plant managed (800 MW) ~1,601 MW non-nuclear wholesale assets capacity owned Entergy Wholesale Commodities STRASSER: A very interesting club.

Volume Risk Operational Excellence Life of Unit LASZLO No, Ilsa, I won’t let you stay here. You must get to America. And believe me, somehow I will get out and join you.

Due Process and Just Compensation U.S. Constitution Fifth Amendment No person shall be held to answer for a capital, or otherwise infamous crime, unless on a presentment or indictment of a grand jury, except in cases arising in the land or naval forces, or in the militia, when in actual service in time of war or public danger; nor shall any person be subject for the same offense to be twice put in jeopardy of life or limb; nor shall be compelled in any criminal case to be a witness against himself, nor be deprived of life, liberty, or property, without due process of law; nor shall private property be taken for public use, without just compensation. —Amendment V, U.S. Constitution Just Compensation Clause “While the federal government has a constitutional right to “take” private property for public use, the Fifth Amendment’s Just Compensation Clause requires the government to pay just compensation, interpreted as market value, to the owner of the property. The U.S. Supreme Court has defined fair market value as the most probable price that a willing but unpressured buyer, fully knowledgeable of both the property’s good and bad attributes, would pay.” —Cornell University Law School

Nuclear Plant Production – Improved and Sustained

Equates to ~5,943,000 annual MWhs

EWC Nuclear Operational Track Record

Production drives revenues

Cost conscious

	Capability Factor; %	Forced Loss Rate; %	RFO Duration; Avg Days	INPO Index; #	Prod Cost; $/MWh
% Improved vs Pre-ETR	↑ 21	↓ 81	↓ 70	↑ 60	↓ 9
2011	92	2.4	27	89	24.57

Indian Point Energy Center



Annual Forced Loss Rate 1991 – 2011; %



Previous Owners
Entergy
10 9 46 50 49 17 33 39 8 45 1 2 1 2 2 1 4 1 4 4 1
91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11

Note: Includes Palisades but excludes Cooper; pre-Entergy data based upon published reports; operational data based on 18/24 month cycle; production cost based on 3-year average

14

Multiple Record Runs Indian Point Units 2 & 3 J.A. FitzPatrick Vermont Yankee Palisades Cooper IP2: Record for highest generation for a cycle (99.1% online, 2008 – 2010) IP3: New run record for Westinghouse 4 loop plants (678 days, 2007 – 2009) Pilgrim Completed longest run of 642 days in Feb 2011 Currently on a 681 day run1 Completed longest run of 702 days in Sep 2010 First breaker-to-breaker run 7th longest run in U.S. history for boiling water reactors Second longest run (532 days, 2008 – 2010) Two breaker-to-breaker runs Highest generation in a year (100.3% capacity factor, 2009) Second longest run (418 days, 2009 – 2010) Best refueling outage electric generation production (2009) Currently on a 477 day run1 Completed longest run of 483 days in Mar 2011 15 yr extension of services agreement based on significant regulatory and operational performance improvement since 2003 Recent Operational Accomplishments 1 As of 8/27/12

EWC – Life Extension LASZLO Isn’t it strange that you always happened to be fighting on the side of the underdog? RICK Yes. I found that a very expensive hobby, too. But then I never was much of a businessman.

License Renewal to Realize Long-term Potential NRC License Renewal Status Issued for 20 years Unit Expiration Recent Events / Next Steps Indian Point 2 9/28/13 Final Safety Evaluation Report issued in 2009; SER Supplement issued 8/30/11FSEIS1 issued Dec 2010Final supplements of SER and FSEIS by year endASLB2 Track 1 hearings on 10 of 14 issues (so far) to begin 10/15/12 Indian Point 3 12/12/15 Final Safety Evaluation Report issued in 2009; SER Supplement issued 8/30/11FSEIS1 issued Dec 2010Final supplements of SER and FSEIS by year endASLB2 Track 1 hearings on 10 of 14 issues (so far) to begin 10/15/12 Pending Palisades renewed on 1/17/07 (expires 3/24/31) FitzPatrick renewed on 9/8/08 (expires 10/17/34) VT Yankee renewed on 3/21/11 (expires 3/21/32) Pilgrim renewed on 5/29/12 (expires 6/8/32) The Longest Still To Go Longest to Date Pilgrim: 4 years from 2008 Hearings to 2012 Decision Issued “Timely Renewal Protection” available if necessary Time to resolve issues raised by DC Circuit Waste Confidence Decision 1 Final Supplemental Environmental Impact Statement 2 Atomic Safety and Licensing Board Apply that to Indian Point.

Vermont

BERGER: Excuse me, but you look like a couple who are on their way to America.



The Law

U.S. District Court Entergy VY v Shumlin	U.S. DC Circuit Court VT DPS / NEC v NRC	U.S. Federal Circuit Entergy v DOE
"Defendants are permanently enjoined, as preempted under the Atomic Energy Act,…to compel Vermont Yankee to shut down after March 21, 2012 because it failed to obtain legislative approval…" *--838 F. Supp. 2d 183*	"[W]e conclude that the petitioners failed to exhaust their administrative remedies before the Commission and thereby waived the right to raise their section 401 objection on judicial review." *--684 F. 3d 149*	"It would not be inaccurate to characterize the fee as a form of blackmail for the state approval of the construction." *--683 F. 3d 1330*

To Do

- U.S. 2nd Circuit Court Appeal (Shumlin case): Briefing expected for most of 2012, with decision in 2013
- Vermont Public Service Board: Procedural schedule established through 8/26/13; decision anticipated in late 3Q13 / early 4Q13

18

New York Water Quality Issues “[T]he location, design, construction and capacity of cooling water intake structures in connection with point source thermal discharges, shall reflect the best technology available for minimizing adverse environmental impact.” —N.Y. Comp. Codes R. & Regs. tit. 6, § 704.5 (1974) The Law New York State Statute Best Technology Available

Regarding BTA…

The Law

U.S. Supreme Court
Entergy v Riverkeeper

> "We conclude that the EPA permissibly relied on cost-benefit analysis in setting the national performance standards…"
>
> --556 U.S. 208

Current Cost Estimates:

- Cooling Towers:
  $1.19B (2010$ direct overnight capital) + 14.5 TWh lost generation
- Wedgewire Screens:
  $0.25 – $0.3B

Permits for Cooling Towers — Not Available

Permit / Approval	Requirements, Challenges
Air	Increased particulate emissions disallowed in non-attainment area and would not meet National Ambient Air Quality Standards
Zoning	Scale would unlikely satisfy aesthetics standards and local land use approvals
Village of Buchanan	Blasting, mining, and disposal of spoils during construction
FERC	Relocation of major interstate pipeline that serves ~50% of New England (Algonquin Gas Transmission pipelines)

20

: If Adverse Environmental Impact, Then. The Decision Process: Adverse Environ- mental Impact? Selection of Best Technology “Available” Yes Illustrative Elements of Availability Physically Feasible? Land Use Permits Obtainable? Air Permits Obtainable? Cost-Benefit? and SEQRA1 Review Not Until 2029 No No No Other Options Other Options Other Options Other Options Intake Structure (Lost jobs, Socio-economic) No Cooling Towers Wedgewire Screens Other Options Shutdown Statistically Insignificant Impact 1 State Environmental Quality Review Act To Do

New York CZM “In the event the State agency has previously reviewed a license or permit activity, further review is limited to cases where.the activity will be modified substantially causing new coastal zone effects.” —44 Fed. Reg. 37,142, 37,150 (June 25, 1979) U.S. Statute Coastal Zone Management Act The Law

New York – Past CZMA Reviews

Previous
Comprehensive Reviews

~80 Other Reviews

IP3 CZMA Review

"The proposed activity complies with New York State's approved Coastal Management Program..."

--New York Power Authority, 3/31/00

IP2 CZMA Review

"The action is also consistent with applicable coastal zone policies..."

--New York State Department of Public Service, 8/16/01

"State agencies, including State created authorities, commissions, and boards, operate a number of programs which are critical to and may affect the proper management of New York's coastal resources. In addition to the Department of State and Environmental Conservation, some of the other agencies include...the Public Service Commission, the Power Authority of the State of New York...Thus, agencies of New York State are equipped and are expected to perform a vital role in the implementation of the Coastal Management Program."

--New York State Coastal Management Program

To Do

Filed ASLB motion for declaratory order on 7/30/12; answers to motion due 1/14/13

23

New York (CHART) Polling Results Over Time; % Favor Oppose Don’t Know 2011 2011 55 53 24 28 21 19 Fukushima Mar 11, 2011 44 37 19 Q: Do you favor or oppose renewing the licenses for the electricity-generating nuclear plants at the Indian Point Energy Center? RICK I’m not fighting for anything anymore, except myself. I’m the only cause I’m interested in.

LASZLO: No, Ilsa, I won’t let you stay here. You must get to America. And believe me, somehow I will get out and join you. “An applicant must identify all plant systems, structures and components that are safety-related, or whose failure could affect safety-related functions, and that are relied on to demonstrate compliance with the NRC’s regulations.” —NRC Fact Sheet on Reactor License Renewal, June 2012 The Law NRC Standard NRC: Can It Operate Safely for Another 20 Years?

LASZLO: No, Ilsa, I won’t let you stay here. You must get to America. And believe me, somehow I will get out and join you. In 2008, a distinguished 12-member panel of highly credentialed experts performed an independent evaluation of Indian Point’s safety, security and emergency preparedness Panel Conclusion: “Indian Point is a safe plant” Entergy’s Response: six recommendations and major initiatives DONE YES NRC: Can It Operate Safely for Another 20 Years?

STRASSER How about New York? RICK Well, there are certain sections of New York, Major, that I wouldn’t advise you to try to invade. STRASSER Aha. Who do you think will win the war? RICK I haven’t the slightest idea. we When

Federal Provision for Timely Renewal Applies The Law Current pace points towards application to Indian Point 2 and likely 3 NRC Regulations Timely Renewal Provision UGARTE: You are a very cynical person, Rick, if you’ll forgive me for saying so. RICK: I forgive you. “If the licensee of a nuclear power plant.files a sufficient application for renewal of either an operating license or a combined license at least 5 years before the expiration of the existing license, the existing license will not be deemed to have expired until the application has been finally determined.” —10 C.F.R. § 2.109(b)

Price Risk RENAULT: I am shocked, shocked to find that gambling is going on in here!

Seen The Highs and the Lows in Natural Gas Prices

Irrationally high and non-sustainably low prices

Illustrative

Forward Commodity View

5th Year Forward Henry Hub Natural Gas, $/MMBtu



12
10
8
6
4
2
0
00
02
04
06
08
10
12

Source: NYMEX, internal analysis

Potential 5-year out forward view for NE power prices[1]

Market response
Unit shutdown
Environmental regulation

Upside: ~$80/MWh

Current: ~$50/MWh

Downside: ~$40/MWh

Out-of-market regulation
On-going gas oversupply

[1] Includes energy and capacity

Forward Henry Hub Natural Gas At-the-Money Volatility, %



80%
60%
40%
20%
0%
1st Year Out
Futures Volatility
00
02
04
06
08
10
12

Source: NYMEX, 3rd Party Data Source, internal analysis

Rigs	↓	~50%
Usage	↑	~10%

Since Aug 2011

30

Natural Gas – Recent Rationalization, A Bottom Reached?

Gas Storage Levels
Total U.S. Weekly Storage Level, Bcf


Storage Surplus
Gradually Eroding
5,000
4,000
3,000
2,000
1,000
0
2012
Max Attained
2011
EIA Demonstrated Capacity
Design Capacity
5 Yr Avg
1/6
3/6
5/6
7/6
9/6
11/6

Source: EIA, internal analysis

Gas Production
U.S. Production, Bcf/d


70
65
60
55
50
U.S. Production Flatline?
Isaac Impact
2012
2011
2010
1/1
3/1
5/1
7/1
9/1
11/1

Source: Ventyx, internal analysis

Power Generation Demand
Daily U.S. Power Generation, Bcf/d


50
40
30
20
10
Clearing mechanism
thus Far?
2012
2011
2010
1/1
3/1
5/1
7/1
9/1
11/1

Source: Ventyx, internal analysis

Gas Production
Total Gas Rigs,


1200
950
700
450
200
2010
2011
2012
1/1
3/1
5/1
7/1
9/1
11/1

Source: Smith Bits, internal analysis

31

Price Risk – Hedging Downside, Providing for Long-term Upside % Revenue Contracted3 EWC Nuclear Contracted Revenues Balance of 2012E – 2016E; as of June 30, 2012 Price, $/MWh 1 Assumes successful license renewal and uninterrupted normal operation at all plants 2 Includes contracted and merchant energy and capacity revenues, based on market prices as of 8/24/12 3 Reflects updated capacity sold forward that removes Vermont Yankee’s earlier allocations from Forward Capacity Auctions for the delivery periods from June 2013 through May 2015 (CHART) % of Projected Revenues Contracted1 Average Revenue Under Contract1, 3 Projected Revenue2 (as of 8/24/12) Optimizing hedge timing, volumes and products around POV Firm products with call options for post-license renewal volumes Cap operational and liquidity risks Allow for market upside Larger volumes of collars Cap downside, allow for market upside Optimizing UC / LD mix Maximize liquidity, optimize timing, minimize transaction costs Using portfolio length, including RISEC Mitigate operational risk, lower UC costs Hedged Opportunity New approaches Market Price (as of 8/24/12)

Portfolio Management Create Options Short Positions Long Positions Strict Risk Limits Business Strategy Driven by: Markets Skills Scale Scope Positions Rigorous Analysis Current Point of View Structured Contracts Asset Development/ Acquisitions Asset Disposition Structured Contracts Operational Excellence Produce Products/ Services Achieve Productivity Manage Relationships Competitor / Industry Standards Supply / Demand Climate / Weather Data Environment Competitive Behavior Fuel Prices Legislation / Regulation Credit Markets Capital Markets Focus Capital stewardship Conservation of risk Entergy’s Business Model To Do Structural solution to maximize value for EWC, ETR How We Think, Why We Act RENAULT: Well, Rick, you’re not only a sentimentalist, but you’ve become a patriot.

Six vertically integrated electric utilities (five retail regulators) Four contiguous states – Arkansas, Louisiana, Mississippi, Texas 2.8 million customers 21,000 MW generating capacity More than 15,800 miles of interconnected high-voltage transmission lines Entergy’s Utility Business Entergy Arkansas Entergy Mississippi Entergy Louisiana Entergy Gulf States Louisiana Entergy Texas Entergy New Orleans CROWD: Vive la democracie!

Regulatory Local Cross Jurisdictional Attrition Risk Event Risk (BIG and Small)

Safety Above All 1 YTD12 reflects data through 7/31/12 Industry leader in safety. but not where we must be yet Lost Workday Incident Rate 1999 – YTD 2012 Improvement; % Change – Cumulative % Change LWDIR 0.69 0.60 0.55 0.51 0.42 0.34 0.25 0.38 Best Year Ever 1998 LWDIR = 1.08 vs 0.27 in 2011 0.22 0.21 0.20 0.29 0.27 1 0.30 To Do ZERO lost time accidents

Regulatory Local Cross Jurisdictional Attrition Event Risk (BIG and Small) Risk

Safety, Service, Reliability the Foundation Utility Operations Statistics 1998 vs 2000 and 2001 through 2011 Outage Frequency / SAIFI Avg number per customer per year, excluding major storms Regulatory Outage Complaints; # Outage Duration / SAIDI Avg minutes per customer per year, excluding major storms 63% 37% 01 11 01 11 01 11 (CHART) Improvements Sustained Eleven Years and Counting Average customer now has ~70 minutes of additional power per year compared to 1998 38%

Affordable Without Substantial Price Risk from Carbon Utility Average Residential Customer Rates 2011; ¢ per kWh (CHART) ELL EMI EGSL EAI ENOI ELL ETI Note: Regulated utilities, excluding primarily hydro-electric EGSL EMI EAI ENOI ETI Utility Average Residential Customer Rates with $30/mt Carbon Tax 2011; ¢ per kWh

FRP Filed Return on Equity 2011; % Book Return on Equity 2011; % 2011 TY FRP pending Seeking FRP extension To file rate cases by Jan 2013 Expected to file rate case in 1Q13 2009 2009 Rate case decision Aug 20121 Last Authorized ROE Reflects electric operations only Earning a Fair Return Last Authorized FRP ROE Range +$3.94 per share 2011 $6.20 1999 $2.26 ($2.08 As-Reported) Utility Operational EPS ROE inquiry initiated Aug 2012 (includes tax settlement) 1 Pending final written order

Earning a Fair Return – Texas

Earning a Fair Return – Texas The Law “The ALJs conclude that ETI failed to meet its burden to prove that the adjustment it seeks to its Test Year [purchased power capacity contracts] is known and measurable.” (July 6, 2012 Proposal for Decision in PUCT Docket 39896, p. 108) “[C]hanges occurring after the test period, if known, may be taken into consideration by the regulatory agency to help mitigate the effects of inflation and in order to make the test year data as representative as possible of the cost situation that is apt to prevail in the future.” —Suburban Util. Corp. v Pub. Util. Comm’n, 652 S.W.2d 358, 366 (Tex. 1983) Suburban case In August 2012, the PUCT upheld the ALJs’ Proposal for Decision with only minor modifications; expected to result in a $27.7M base rate increase Contract Start Date Frontier,~10-year contract 150 MW beginning 5/1/10; increased to 300 MW 5/1/11 SRMPA25-year contract 12/1/11 Calpine10-year contract 6/1/12 Entergy Texas Contracts at Issue

Earning a Fair Return – Texas

RICK: Where were you, say, ten years ago?
ILSA: Ten years ago? Let's see...
Yes. I was having a brace put
on my teeth. Where were you?
RICK: Looking for a job.



The Law

U.S. Supreme Court

Hope

"[T]he return to the equity owner should be commensurate with returns on investments in other enterprises having corresponding risks. That return, moreover, should be sufficient to assure confidence in the financial integrity of the enterprise, so as to maintain its credit and to attract capital."

--Fed. Power Comm'n v Hope Natural Gas Co, 320 U.S. 591, 603 (1944)

Bluefield

"Rates which are not sufficient to yield a reasonable return on the value of the property used at the time it is being used to render the service are unjust, unreasonable and confiscatory, and their enforcement deprives the public utility company of its property in violation of the Fourteenth Amendment."

--Bluefield Water Works v Public Service Commission, 262 U.S. 679, 690 (1923)

43

Regulatory Local Cross Jurisdictional Attrition Event Risk (BIG and Small) Risk

Strategy and Recovery Mechanisms Key Illustrative Regulatory Mechanisms for Cost Recovery Non-fuel O&M Maintenance capital Acquisitions Capacity costs Emission costs Energy efficiency Renewables X% X% Formula Rate Plan Special Riders Funded Storm Reserves (CHART) Storm Balances/Reserves $M as of June 30 Original Improved Earned Re-set X% X% Earned Re-set 2005 2012 Storm balance Cash Reserves EGSL / ELL 2008 test year One-time EMI FRP modified in 2010

Regulatory Local Cross Jurisdictional Attrition Event Risk (BIG and Small) Risk

HB1207 enacted 2010 for: Cancelled construction of electric generating and transmission facilities Purchase of long-term fuel supplies Any other capital investments above $350M New Approaches to Events, Unusual / Extraordinary Non-test Year Expenditures Arkansas Act 729 enacted 2009 for: Storm recovery costs if lower than traditional financing Louisiana Storms Act 64 enacted 2006 for: Bonding out future “storm recovery charges” Securitization Legislation Mississippi Enacted 2006 for: Hurricane Katrina storm costs Texas Enacted 2009 for: Storm costs generally above $100M Enacted 2006 for: Hurricane Rita storm costs Evergreen Evergreen Evergreen Act 55 enacted 2007 for: Restoration and rebuilding after natural disasters Entergy New Orleans Cash Storm Reserve Originally approved to build to $75M from customers over 10 years; requested increase to replenish $20M used for Gustav / Ike Beyond storm events to unusual events utilizing capital market effectiveness $2.2B securitization cost recovery

Isaac – A Slow Moving Storm Producing Significant Rainfall Hurricane Isaac Rainfall Forecast Aug 28, 2012 at 4 PM EDT Slow moving 5-6 mph Significant rainfall Source: National Oceanic and Atmospheric Administration / National Weather Service National Weather Service National Weather Service Hurricane Isaac vs Gustav New Orleans Area Satellite Image Aug 29, 2012 at 11:45 EDT

Record Restoration Pace Under Extreme Conditions Cumulative Percent Customers Restored Cumulative Percent Customers Restored Plaquemines Parish Substation Photo above courtesy of The Times-Picayune Flooding Braithwaite, LA (CHART) Ike, 705K Isaac, 783K at peak 87% restored thru 9/3/12@4 PM Rita, 800K Katrina1, 1,091K Gustav, 964K Day 1 Excludes extended restoration customers; Rita 800K start is net of continued Katrina restorations in progress Reflects non-coincident system peak (Peak) Hurricane Isaac 4th Largest Storm in Entergy History Record Pace Isaac Damage

Regulatory Local Cross Jurisdictional Attrition Event Risk (BIG and Small) Risk

Jurisdictional Regulatory Risk – Structural Changes

Provides for open access → Encourages Regional Transmission Organizations → Requires regional transmission planning

The Law

FERC Order No. 888

"The continuing competitive changes in the industry…make[s] it imperative that this Commission…ensure that all wholesale buyers and sellers of electric energy can obtain non-discriminatory transmission access…"

--FERC Stats. & Regs. ¶ 31,036 at 31,635 (1996)

FERC Order No. 2000

"We conclude that properly structured RTOs throughout the United States can provide significant benefits in the operation of the transmission grid."

--FERC Stats. & Regs. ¶ 31,089 at 31,024 (2000)

FERC Order No. 1000

"At its core, the set of reforms adopted in this Final Rule require the public utility transmission providers in a transmission planning region, in consultation with their stakeholders, to create a regional transmission plan."

--FERC Stats. & Regs. ¶ 31,323 at P 11 (2011)

To Do

	Structure	Responsibility
MISO	Independent Operator	Tariff and Market Administrator / Transmission Planning
ITC	Independent Owner	Construct / Monitor / Transmission Planning

51

Doing Our Part to Maintain Credit Quality, Avoid Dilution and Keep Rates Low (CHART) Net Benefits 1.1 – 1.4 Trade Benefits 0.8 Value Added Benefits 0.8 Admin Costs (0.2) Transmission Cost Range (0.3) to 0 2010 Present Value – ETR Analysis $B for 2013 – 2022; Filed May 12, 2011 Assumes All Utility OpCos Move to MISO Production Cost MISO Proposal Customer savings Entergy Service Territory Border-to- Border Joining MISO Benefits All Stakeholders Enhanced Independence, Transparency

Active Review in Retail Jurisdictions Filing 11/28/11 Hearing 5/30-31/12 Order 10/31/11 8/3/12 Motion for Finding of Compliance (or in the alternative, rehearing) 8/24/12 Filing Hearing 5/2/12 Testimony, Discovery Testimony, Discovery Order 5/23/12 First Arkansas Louisiana Mississippi New Orleans Texas 12/2/11 Filing 11/14/11 Filing 5/12/11 Evaluation Report Hearing 9/21/12; 9/28/12 Hearing begins 10/23/12 Juris. deadline 10/27/12 Testimony, Discovery Testimony, Discovery 4/30/12 Filing Testimony, Discovery 8/6/12 Non-unanimous settlement (NUS) 8/24/12 Hearing on NUS MISO Change of Control Filings Timeline Deadline for order 11/6/12 5/21/12 Non-unanimous settlement

States Shall Not Impede Regional Planning, Operation, Coordination “The Commission may, on its own motion, and shall, on application of any person or governmental entity.exempt electric utilities.from any provision of State law, or from any State rule or regulation, which prohibits or prevents the voluntary coordination of electric utilities. No such exemption may be granted if the Commission finds that such provision of State law, or rule or regulation — (1) is required by any authority of Federal law, or (2) is designed to protect public health, safety, or welfare, or the environ- ment or conserve energy or is designed to mitigate the effects of emergencies resulting from fuel shortages.” —Public Utility Regulatory Policies Act of 1978, 16 U.S.C. § 824a-1(a) (2000) “The plain language of PURPA section 205(a) and the legislative history of the section show that states’ reliability and economic considerations (as well as avoidance of the loss of state jurisdiction) were not the type of ‘protection of public welfare’ that Congress contemplated. To the contrary, PURPA section 205 contemplates that the Commission, despite any objections by the states, will seek to facilitate voluntary coordination among utilities in order to obtain economic benefits for all parties within a region.” —New PJM Companies, et al., Opinion No. 472, 107 FERC ¶ 61,271 at P 80 (2004) The Law PURPA Section 205a FERC AEP Case The Application RENAULT: How do I know you’ll keep your end of the bargain?

Conditions of Concern in APSC Order – Governance

None would appear to qualify for exemption under PURPA 205a

APSC Concerns / Conditions	EAI / MISO Response
• Governance – E-RSC Authority on Cost Allocation and to Add Transmission Projects to Construction Plan During Initial Five Years Following MISO Integration – Exercise of its authority should be based on simple majority vote	• EAI cannot alter voting requirements set forth in E-RSC bylaws • Those bylaws require unanimous vote • EAI will support voting requirements established by the E-RSC
• Governance – OMS Authority – Want FPA §205 filing rights on ▪ Transmission cost allocation ▪ Directing transmission upgrades ▪ Resource adequacy provisions – Exercise of this authority should be based on simple majority vote	• Granting the OMS legal standing to share MISO's Section 205 transmission cost allocation filing rights at the Federal Energy Regulatory Commission • OMS provided specific rights and obligations in transmission planning process • OMS voted to require 66% of members for certain key actions and MISO has agreed to these

55

Conditions of Concern in APSC Order – Cost Allocation and Voting APSC Concerns / Conditions EAI / MISO Response EAI’s use of Entergy’s centralized service companies because of concern that it can result in future cost-shifting and litigation (analogous to System Agreement litigation) Limits EAI’s use of the centralized service companies that provide proven economies of scale and other efficienciesEAI will obtain generation resource planning services via a separate contract with ESIWill request FERC finding that the use of such services does not constitute joint resource planning Require that the cost of transmission projects within the “MISO-South” region will be allocated to EAI only when the benefits to EAI’s customers exceed the costs allocated MISO transmission cost allocation is established in MISO tariff that is subject to exclusive jurisdiction of FERCMISO has general policy of allocating costs commensurate with benefits EAI must vote separately from other Operating Companies EAI will vote separately except where Transmission Owners Agreement limits transmission owners within the same holding company system to one vote

APSC Goals: Independence, End of Litigation. ILSA It was your cause, too. In your own way, you were fighting for the same thing. On August 24th, EAI made a filing requesting finding of compliance with or, in the alternative, a petition for rehearing of the APSC’s August 3rd order “At its core, the Commission’s goal is to ensure that EAI is completely and effectively operated independently from the other OpCos in order to eliminate the [Entergy System Agreement]-inflicted litigation that has plagued EAI and its ratepayers for decades.” —APSC Order No. 54, Docket No. 10-011-U

The Next Step, Complete Transmission Independence

Proposed Spin-Merge of Transmission Business

Illustrative

Post Spin-Merge

Entergy Shareholders will own stock in ***two companies***



ETR After
ITC After
Entergy Shareholders
ITC Shareholders
ETR Shares
ITC Shares
Trust
Up to ~5% ITC Shares
ETR Shares
50.1%
ITC Stock
$700M recapitalization (pre-close)
Entergy
ITC
ETR and OpCos reduce debt by $1.775B
Utility OpCos
Entergy Wholesale Commodities
Mid South TransCo LLC (New Holdco)
Transco Subs
ITC Merger Sub
– Generation
– Distribution
– Retail customer service
$1.775B debt transferred with assets
– Transmission

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The Benefits to Customers and Other Stakeholders Improves access to capital for transmission business and focuses financial resources solely on transmission system performance Strengthens ability of Entergy Operating Companies to make needed investment in other areas of utility business Ensures safe and reliable operations and continued strengthening of overall grid performance through ITC’s singular focus on transmission system performance, planning and operations Leverages Entergy employees’ knowledge and experience and fully utilizes Entergy’s world-class storm restoration process Provides proven business model for owning and operating transmission systems Aligns with national policy objectives to facilitate investment in local, regional and inter-regional transmission, advance open access initiatives and promote access to competitive energy markets Financial Flexibility and Growth Operational Excellence Independence Instills confidence in wholesale markets by encouraging greater participation and disclosure by third parties Leads to a more comprehensive planning process and a broader regional view than would otherwise be possible Fosters Regional Planning

Transmission Spin-Merge: Our Case Theo Bunting Phillip May Michael Tennican Richard Riley Joseph Welch ITC transaction benefits all stakeholders, particularly in an era of grid modernization and explains that this is the right transaction, at the right time, and with the right party ITC transaction is in the public interest ITC transaction is a sound strategy for responding to industry trends and expected capital requirements ITC’s singular focus on transmission provides operational efficiencies and regional planning ITC’s independent approach to transmission investment promotes a regional view and open and transparent collaboration with all stakeholders Bill Mohl ITC transaction benefits Louisiana customers, providing superior business model, operational excellence, and financial strength Jay Lewis ITC transaction is cost effective Richard Sergel ITC’s superior business model best supports national policies and broad regional electric grid Filed 9/5/12

Environmental Leadership 2011 Carbon Disclosure Leadership Index 7th time in 8 years —2008: Second Year in a Row – 1999, 2000, 2002, 2003, 2004, 2005, 2006, 2007, 2008, 2010, 2011 (Assistance) – 1998, 2001, 2005, 2008, 2009, 2011 (Recovery) Emergency Awards Every year since inception Storm Restoration Leadership GovernanceMetrics International Highest Rating 10.0 Industry Leadership The Good Bookkeepers Corporate Governance Leadership 2008 Award of Excellence Extraordinary track record of standout performances year after year over past decade 4th time in 5 years Sustainability Yearbook recognizes top 15% in sector world-wide Corporate Leadership Award “2010 All-America Executive Team” Top CEO Top CFO “Most Honored Companies” Top Electric Utility —Since 2002 10 consecutive years ETR Ranked 462 in 2009 ETR Ranked 477 in 2010 ETR Ranked 450 in 2011 Top 100 Climate Innovation Leaders RICK: Don’t you sometimes wonder if it’s worth all this? I mean what you’re fighting for? LASZLO: We might as well question why we breathe. If we stop breathing, we’ll die. If we stop fighting our enemies, the world will die.

Stringent Corporate Governance Standards (CHART) GovernanceMetrics International Ten Year History, Range of Scores for All Electric Companies Source: GovernanceMetrics International 2012 Highest Lowest Entergy LASZLO .Each of us has a destiny, for good or for evil.

Transco MISO Commodity prices Indian Point Vermont Yankee Transco Vermont Yankee Succession planning Indian Point Commodity prices MISO Indian Point Commodity prices Succession planning MISO Transco A Look Into the Crystal Ball

Senior Management – January 1, 2012 Chairman of Board Chief Executive Officer CFO COO Utility EWC Leo Denault Mark Savoff Gary Taylor Rick Smith Wayne Leonard Wayne Leonard Gen Counsel Human Resources Fed Policy, Reg, Gov’t Affairs Bob Sloan Renae Conley Kim Despeaux CAO Rod West

Rod West Juris Doctor and Masters of Business Administration Regulatory Lawyer / Operations Kim Despeaux Accounting Degree and Juris Doctor Federal Regulation & Policy Lawyer Renae Conley Masters of Business Administration Finance / Operations Leo Denault Masters of Business Administration and CPA CFO / Corporate Development Drew Marsh Masters of Management Strategic & Operational Planning and Development Marcus Brown Juris Doctor, MBA & Certification in Corporate Governance Litigation Bill Mohl Masters of Business Administration Utility Planning & Operations / Commodity Trading / Commercial Negotiation Theo Bunting Certified Public Accountant Chief Accounting Officer / CFO Utility & Non-Utility Nuclear RENAULT: Round up the usual suspects

Senior Management – January 1, 2012 CFO Leo Denault COO Mark Savoff Utility Gary Taylor EWC Rick Smith Chairman of Board Chief Executive Officer Wayne Leonard Wayne Leonard Fed Policy, Reg, Gov’t Affairs Human Resources Renae Conley Kim Despeaux CAO Rod West Gen Counsel Bob Sloan

Chairman of Board Chief Executive Officer Leo Denault Leo Denault February 2013 CFO Drew Marsh February 2013 EWC Bill Mohl February 2013 Utility Theo Bunting May 2012 Senior Management – February 1, 2013 COO Mark Savoff Fed Policy, Reg, Gov’t Affairs Human Resources Renae Conley Kim Despeaux CAO Rod West Announced in 2012 in red Announced in 2010 in yellow Gen Counsel Marcus Brown January 2012 January 2011 July 2010 June 2010 June 2010

Chairman of Board Chief Executive Officer Leo Denault Leo Denault February 2013 CFO Drew Marsh February 2013 EWC Bill Mohl February 2013 Utility Theo Bunting May 2012 Senior Management – January 1, 2012 COO Mark Savoff Fed Policy., Reg, Gov’t Affairs Human Resources Renae Conley Kim Despeaux CAO Rod West Announced in 2012 in red Announced in 2010 in yellow Gen Counsel Marcus Brown January 2012 January 2011 June 2010 June 2010 June 2010 Senior Management – January 1, 2012 RICK: I thought I asked you to tie up your watch- dogs.

Chairman of Board Chief Executive Officer Leo Denault Leo Denault February 2013 CFO Drew Marsh February 2013 EWC Bill Mohl February 2013 Utility Theo Bunting May 2012 Senior Management – January 1, 2012 COO Mark Savoff Fed Policy., Reg, Gov’t Affairs Human Resources Renae Conley Kim Despeaux CAO Rod West Announced in 2012 in red Announced in 2010 in yellow Gen Counsel Marcus Brown January 2012 January 2011 June 2010 June 2010 June 2010 STRASSER: In this case, you have no sympathy for the fox? RICK: Not particularly. I understand the point of view of the hound, too.

Chairman of Board Chief Executive Officer Leo Denault Leo Denault February 2013 CFO Drew Marsh February 2013 EWC Bill Mohl February 2013 Utility Theo Bunting May 2012 Senior Management – January 1, 2012 COO Mark Savoff Fed Policy., Reg, Gov’t Affairs Human Resources Renae Conley Kim Despeaux CAO Rod West Announced in 2012 in red Announced in 2010 in yellow Gen Counsel Marcus Brown January 2012 January 2011 June 2010 June 2010 June 2010 RENAULT: Rick, that is the first time I have ever seen you so impressed. RICK: Well, he’s succeeded in impressing half the world. RENAULT: It is my duty to see that he doesn’t impress the other half.

Chairman of Board Chief Executive Officer Leo Denault Leo Denault February 2013 CFO Drew Marsh February 2013 EWC Bill Mohl February 2013 Utility Theo Bunting May 2012 Senior Management – January 1, 2012 COO Mark Savoff Fed Policy., Reg, Gov’t Affairs Human Resources Renae Conley Kim Despeaux CAO Rod West Announced in 2012 in red Announced in 2010 in yellow Gen Counsel Marcus Brown January 2012 January 2011 June 2010 June 2010 June 2010 RICK: We all try. You succeed.

Nation of Laws Utility Earning a fair return Test year adjustments Suburban Util. Corp. v Pub. Util. Comm’n, 652 S.W.2d 358, 366 (Tex. 1983) Earning a fair return Allowed returns Fed. Power Comm’n v Hope Natural Gas Co, 320 U.S. 591, 603 (1944)Bluefield Water Works v Public Service Commission, 262 U.S. 679, 690 (1923) MISO Open access FERC Order No. 888, FERC Stats. & Regs., ¶ 31,036 at 31,635 (1996) MISO RTOs FERC Order No. 2000, FERC Stats. & Regs., ¶ 31,089 at 31,024 (2000) MISO Regional planning FERC Order No. 1000, FERC Stats. & Regs., ¶ 31,323 at P 11 (2011) MISO Regional coordination PURPA § 205a / Public Utility Regulatory Policies Act of 1978, 16 U.S.C. § 824a-1(a) (2000) FERC AEP case / New PJM Companies, et al.,Opinion No. 472, 107 FERC ¶ 61,271 at P 80 (2004) Spin-Merge Transmission independence ITC Holdings Corp., 121 FERC ¶ 61,229 (2007)Trans-Elect, Inc., 98 FERC ¶ 61,368 at 62,591-92 (2002)ITC Holdings February 2003 Order, 102 FERC ¶ 61,182 at P 62 Climate Change CO2 is a pollutant U.S. Supreme Court, Mass v EPA, Massachusetts v EPA, 127 S.Ct. 1438, 1460 (2007)

Nation of Laws

LASZLO: No, Ilsa, I won't let you stay here. You must get to America. And believe me, somehow I will get out and join you.

EWC

Vermont	Federal preemption	• U.S. District Court, Entergy VY v Shumlin, 838 F. Supp. 2d 183
	License appeal	• U.S. DC Circuit Court, VT DPS / NEC v NRC, 684 F. 3d 149
	Dry fuel storage	• U.S. Federal Circuit, Entergy v DOE, 683 F. 3d 1330
Indian Point	BTA	• New York state statute, best technology available, N.Y. Comp. Codes R. & Regs. tit. 6, § 704.5 (1974) • U.S. Supreme Court, Entergy v Riverkeeper, 556 U.S. 208
	CZM	• U.S. Statute, coastal zone management, 44 Fed. Reg. 37,142, 37,150 (June 25, 1979)
NRC	License renewal	• NRC standard, NRC fact sheet on reactor license renewal, June 2012
	Timely renewal	• NRC regulations, timely renewal provision, 10 C.F.R. § 2.109(b)

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Sustainable Development Champions of Sustainability 02 03 04 05 06 07 08 09 10 11 12 Dow Jones Sustainability Index U.S. Electric Utility Members 7 times in 8 years 1 Includes pre-merger Duke & Progress and Exelon & Constellation 2 North America Index started in 2006 10 consecutive years in Dow Jones Sustainability Indexes (World or North America or both) & and that would be a good thing World 1 1 N. Am.2 RICK .it’s still a story without an ending

RICK Louis, I think this is the beginning of a beautiful friendship.

Questions? LASZLO Well, our friend outside will think we’ve retired by now. I’ll be going in a few minutes.

As Time Goes By Barclays CEO Energy-Power Conference September 6, 2012 Play It Again

Appendix Regulation G Reconciliations

Regulation G Reconciliations

Table 1: Entergy Consolidated Gross Liquidity
Reconciliation of GAAP to Non-GAAP Measures
1998 – 2011

($ in millions)

		1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Cash and cash equivalents	(a)	1,184	1,214	1,382	752	1,335	507	620	583	1,016	1,254	1,920	1,710	1,294	694
Revolver capacity	(b)	130	130	113	1,210	1,018	1,553	1,490	2,545	2,770	1,730	645	1,464	2,354	2,001
Gross liquidity	(a)+(b)	1,314	1,344	1,495	1,962	2,353	2,060	2,110	3,128	3,786	2,984	2,565	3,174	3,648	2,695

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Regulation G Reconciliations Table 2: Entergy Utility Earnings Per Share Table 2: Entergy Utility Earnings Per Share Table 2: Entergy Utility Earnings Per Share Table 2: Entergy Utility Earnings Per Share Reconciliation of GAAP to Non-GAAP Measures Reconciliation of GAAP to Non-GAAP Measures Reconciliation of GAAP to Non-GAAP Measures 1999; 2011 (Per share in U.S. $) 1999 2011 Utility As-Reported Earnings Per Share (a) 2.08 6.20 Less Special Items Change in unbilled revenue estimate 0.13 Depreciation adjustment 0.04 SERI refund adjustments (0.08) Regulatory and reserve adjustments (0.27) Total Special Items (b) (0.18) – Operational Earnings Per Share (a) – (b) 2.26 6.20